UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-10691

Diageo plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F .......X.....                                                                Form 40-F ..........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ..................

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ..................

DIAGEO TO ACQUIRE MEY IÇKI, THE LEADING SPIRITS COMPANY IN TURKEY

21 February 2011

Diageo has reached agreement to acquire Mey Içki, the leading spirits company in Turkey, for an enterprise value of TL3.300 million (£1,300 million) from investment firm TPG Capital (TPG) and Actera. The transaction is expected to complete in the second half of calendar 2011, subject to regulatory clearances.

Mey Içki is the leading spirits producer and distributor in Turkey. In the financial year ended 31 December 2010 the company had net sales of TL766 million (£300 million) and EBIT of TL305 million (£120 million). It is the clear market leader in Raki, the biggest spirits category in Turkey, and has a leading position in vodka. In addition the company has an extensive nationwide sales and distribution network.

The acquisition is:

•	Eps accretive Year 1 by approximately 1%

•	Economic profit positive Year 5 using a 13% weighted average cost of capital

•	A high growth, high margin business

Turkey is a substantial fast growing economy with a growing and increasingly affluent middle class and consumer spending is forecast to be twice the rate of GDP growth. The acquisition of the leading spirits company in this very attractive emerging market will allow Diageo to accelerate the growth of its complementary international spirits brands with increased access through Mey Içki’s strong distribution network and customer relationships in Turkey. Mey Içki will be consolidated as part of Diageo Europe and will continue to operate under the current management team. They have delivered strong growth over the last 3 years and as part of the transaction they are investing a percentage of their equity into an employee incentive scheme.

The acquisition will be funded through existing cash resources and debt.

Paul Walsh, CEO of Diageo said: ‘Turkey is an attractive, growing market for Diageo with strong GDP growth. The acquisition of Mey Içki transforms our existing position in this fast growing spirits market. It gives us leading brands in the major local spirits categories, a superior distribution network and a proven management team. The acquisition of Mey Içki will also provide Diageo with an outstanding platform from which to accelerate the long term growth of our premium international spirits brands in Turkey.

‘The acquisition meets our return criterion and delivers top line growth above the Diageo average, and margin expansion. I am delighted to welcome the Mey Içki brands and management team to Diageo.

‘This investment represents the continuation of our strategy to increase Diageo’s presence in those emerging markets, such as China and Vietnam, which have a rapidly growing middle class.’

Notes to Editors:

•	UBS and HSBC acted as financial advisors to Diageo in this transaction.
•	The sellers of the Mey Içki business are TPG (Luxco) Mey S.a.r.l., Euroasia Beverages S.a.r.l., Actera and members of management.

For further information:
Investor relations
Catherine James 44(0)7803 854550
Angela Ryker Gallagher 44 (0) 7803 855003
Investor.relations@diageo.com

Media relations
Stephen Doherty 44 (0) 7973 826639
Rowan Pearman 44 (0) 7976 275 756
Media.comms@diageo.com

Forward-looking statements

This document contains ‘forward-looking statements’. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. In particular, forward looking statements include all statements that express forecasts, expectations, plans, outlook and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability or cost of financing to Diageo, anticipated cost savings or synergies, the completion of Diageo’s strategic transactions, whether and when any transaction may be eps accretive or economic profit positive and its anticipated impact on margins, anticipated tax rates, expected cash payments, outcomes of litigation and general economic conditions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo’s control. All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the ‘risk factors’ contained in Diageo’s annual report on Form 20-F for the year ended 30 June 2010 filed with the US Securities and Exchange Commission (“SEC”). Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo’s expectations or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Diageo may make in documents it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures. The information in this document does not constitute an offer to sell or an invitation to buy shares in Diageo plc or an invitation or inducement to engage in any other investment activities. This announcement includes information about Diageo’s target debt rating. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organisation. Each rating should be evaluated independently of any other rating.  Past performance cannot be relied upon as a guide to future performance.

- ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc
(Registrant)

Date: 21 February 2011	By:	/s/ John Nicholls
Name: John Nicholls
Title: Deputy Company Secretary